UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

                                                                             FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2011

Commission File No. 0-29208

QUANTITATIVE ALPHA TRADING INC.

Registrant's Name

40 Village Centre Place, Suite 300, Mississauga, ON, L4Z 1V9

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F       X

 Form 40-F   ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                           No       X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _______________

Documents Included as Part of this Report

Exhibit No.

Document

99.1

News Release dated June 2, 2011.

99.2

Interim financial statements for the three months ended March 31, 2011.

99.3

Management’s Discussion & Analysis for the three months ended March 31, 2011.

99.4

52-109FV2 CFO Certificate dated June 29, 2011.

99.5

52-109FV2 CEO Certificate dated June 29, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUANTITATIVE ALPHA TRADING INC.

(Registrant)

By

/s/ Michael Boulter

Michael Boulter,

President, COO and Interim CEO

Date     July 5 2011